18000780

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

JUL 30 2018

Washington, DC

SEC FILE NUMBER
8-6805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2017 AND ENDING 05/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1636 Logan Street
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy E. Taggart - 303-626-0631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market St	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy E. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Capital Brokerage, Inc., as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Patricia A. Blum Patricia A Blum
Notary Public My commission expires 11/14/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] Report on Internal Controls by Rule 17a-5 for a Broker-Dealer claiming exemption from Rule 15c3-3.

WORLD CAPITAL BROKERAGE, INC.
(Wholly Owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Financial Statements for the
Year Ended May 31, 2018 and Supplementary
Information.

This report is deemed CONFIDENTIAL in
accordance with Rule 17a-5(e)(3).

A statement of financial condition and
supplemental report on internal accounting
control, bound separately, has been filed
with the Securities and Exchange Commission
simultaneously herewith as a public document.

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
World Capital Brokerage, Inc.
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. as of May 31, 2018, the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of World Capital Brokerage, Inc. as of May 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of World Capital Brokerage, Inc.'s management. Our responsibility is to express an opinion on World Capital Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to World Capital Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as World Capital Brokerage, Inc.'s auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 10, 11, 12, and 13 has been subjected to audit procedures performed in conjunction with the audit of World Capital Brokerage Inc.'s financial statements. The supplemental information is the responsibility of World Capital Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10, 11, 12, and 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
July 27, 2018

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2018

ASSETS		
Cash and cash equivalents	$	10,118
Investment securities, at market value (note 2)		2,556,638
Deposits with clearing organizations		25,000
Commissions receivable (note 5)		110,961
Account receivable		3,236
Account receivable - affiliate		120,089
Notes receivable - affiliate		39,000
Other assets		35,513
Total assets	$	2,900,555
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable		43,847
Accounts payable affiliate – Payroll		8,007
Clearance Account		7
Commissions payable		144,768
Income Tax payable		4,788
Deferred Tax Liability		388,124
Total liabilities		589,541
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding		24,500
Retained earnings		2,286,514
Total stockholder's equity		2,311,014
Total liabilities and stockholder's equity	$	2,900,555

See accompanying notes to statement of financial condition.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF INCOME
YEAR ENDED MAY 31, 2018

REVENUES:		
Commission (note 3)	$	1,300,865
Underwriting and distribution fees (note 3)		40,495
Interest Income		89
Dividend Income		44,254
Unrealized appreciation on investments		278,191
Realized appreciation on investments		54
Property Management Fee (note 3)		156,000
Compliance income		80,260
Other income		32,261
Total Revenue	$	1,932,469
EXPENSES:		
Commissions		961,553
General and administrative (note 3)		657,167
Total expenses	$	1,618,720
Income (loss) before income tax expense		313,749
Deferred tax expense		(109,656)
Current tax expense		433
Total Income Tax expense		(109,233)
Net Income (Loss)	$	422,972

See accompanying notes to financial statements.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2018

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCES AT MAY 31, 2017	24,500	$ 24,500	$ 1,863,542	$ 1,888,042
DISTRIBUTIONS	-	-	-	-
NET INCOME May 31, 2018	-	-	422,972	422,972
BALANCES AT MAY 31, 2018	24,500	$ 24,500	$ 2,286,514	$ 2,311,014

See accompanying notes to financial statements.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	$	422,972
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Unrealized appreciation on investments		(278,191)
Changes in assets and liabilities:		
Decrease in deferred tax liability		(109,656)
Decrease in income tax payable		(13,084)
Increase in commissions and accounts payable		2,724
Decrease in payroll payable		(1,459)
Increase in Accounts Receivable		(3,236)
Decrease in AR – Affiliates		3,104
Decrease in commissions receivable		10,818
Increase in notes receivable – affiliates		(32,000)
Increase in other assets		(19,384)
Net cash provided by (used in) Operating Activities		(17,392)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for purchase of investments		0
Proceeds from sales of investments		50
Net cash provided by (used in) investing activities		50
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders		0
Net cash used in distributions to shareholders		0
NET DECREASE IN CASH AND CASH EQUIVALENTS		(17,342)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		27,460
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	10,118

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES

Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES

The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending July 31, 2015 through May 31, 2018 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

CONCENTRATION OF CREDIT RISK

From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. INVESTMENT SECURITIES

At May 31, 2018, the Company's investment securities had an aggregate cost basis of $1,002,089 and a market value of $2,556,638 resulting in an unrealized gain of $1,554,549.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.

Level 1 – quoted prices in active markets for identical securities,

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used, as of May 31, 2018, in valuing the Company's assets carried at fair value:

Equity	Level 1	Level 2	Level 3	Total
Entertainment	$ 908,161	$ 0	$ 0	$ 908,161
Apparel	730,440	0	0	730,440
Recreation	232,671	0	0	232,671
Medical Care	182,777	0	0	182,777
Insurance (Life)	171,815	0	0	171,815
Health Care Plans	129,531	0	0	129,531
Aerospace/Defense	89,380	0	0	89,380
Specialty Chemicals	60,680	0	0	60,680
Packaging and Container	51,183	0	0	51,183
Total Equity	$2,556,638	0	0	$2,556,638

There were no movements between Levels 1 and 2 as of May 31, 2018.

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

3. **TRANSACTIONS WITH RELATED PARTIES**
The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $10,566 for the twelve months ended May 31, 2018. The Company received $0 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

During fiscal 2018, the company received $156,000 from related parties for property management services provided.

4. **MINIMUM NET CAPITAL**
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At May 31, 2018, the Company had net capital of $1,522,970 which was $1,272,970 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2018 was 0.1323 to 1.

5. **COMMISSIONS RECEIVABLE**
Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. **INCOME TAXES**
The provision for income taxes consists of the following:

Current Expense		
Federal	$	0
State		433
Deferred Benefit		
Federal		(130,865)
State		21,209
Total	$	(109,233)

The deferred tax liability results from unrealized appreciation of investments and change in corporate tax law.

7. **SUBSEQUENT EVENTS**
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

SCHEDULE I

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

**COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED AND AGGREGATE INDEBTEDNESS
AS OF MAY 31, 2018**

COMPUTATION OF NET CAPITAL AND MINIMUM
NET CAPITAL REQUIRED

STOCKHOLDER'S EQUITY	$ 2,311,014
DEDUCT:	
Non-allowable assets	221,445
Haircuts on investment security	383,496
Haircuts undue concentration	183,103
Total	788,044
NET CAPITAL	$ 1,522,970
Total liabilities	201,417
TOTAL AGGREGATE INDEBTEDNESS	$ 201,417
NET CAPITAL	$ 1,522,970
MINIMUM NET CAPITAL REQUIRED (greater of 6 2/3% of aggregate indebtedness or $250,000)	(250,000)
EXCESS NET CAPITAL	$ 1,272,970
RATIO OF AGGREGATED INDEBTNEDNESS TO NET CAPITAL	0.1323 to 1

The audited net capital is the same as the unaudited net capital filed by the company.

SCHEDULE II

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 AS OF MAY 31, 2018

The Company has no credit or debit balances in customer accounts as of May 31, 2018; accordingly, no reserve is required as of May 31, 2018. Information relating to the computations for determination of reserve requirements included in the Company's Form X-17a-5 (Focus Report, Part II) as of May 31, 2018, does not differ from the above statement.

SCHEDULE III

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

INFORMATION RELATING
TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MY 31, 2018

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.)

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

3. The system and procedure utilized in complying with the requirement to maintain physical possession or control of customers' fully-paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

SCHEDULE IV

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS AS OF MAY 31, 2018

Not Applicable

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
World Capital Brokerage, Inc.
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption from the Reserve Requirements Pursuant to Rule 15c3-3, in which (1) World Capital Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World Capital Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) World Capital Brokerage, Inc. stated that World Capital Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal period without exception. World Capital Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Capital Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
July 27, 2018

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

I, as a member of management of the World Capital Brokerage, Inc. (the "Company"), am responsible for complying with the exemptive provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934. I am also responsible for establishing and maintaining effective internal control over compliance with such exemptive provisions. I have performed an evaluation of the Company's compliance with the exemptive provisions from June 1, 2017 through May 31, 2018.

Based on this evaluation, I assert that the Company was in compliance with the exemptive provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as of May 31, 2018, and from June 1, 2017 through May 31, 2018.

WORLD CAPITAL BROKERAGE, INC.

Timothy E. Taggart
Chief Financial Officer

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
World Capital Brokerage, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by World Capital Brokerage, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SICP-7) of World Capital Brokerage, Inc. for the year ended May 31, 2018, solely to assist you and SIPC in evaluating World Capital Brokerage, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). World Capital Brokerage Inc.'s management is responsible for World Capital Brokerage Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended May 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended May 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
July 27, 2018